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Filed by: Cognizant Technology Solutions Corporation

Filing under Rule 425 under the Securities Act of 1933
Subject Company: Cognizant Technology Solutions Corporation
Subject Company's Commission File No: 000-24429

Cognizant Technology Solutions Corporation issued the following press release on January 7, 2002.


                                [COGNIZANT LOGO]

                                      NEWS

                              FOR IMMEDIATE RELEASE

Contacts:

Brian Maddox/Scot Hoffman
Cognizant Comms. (c/o FD Morgen-Walke)
(212) 850-5600

Gordon Coburn
Cognizant Chief Financial Officer
(201) 678-2712




                  COGNIZANT TECHNOLOGY SOLUTIONS ENTERS INTO DISTRIBUTION AGREEMENT WITH IMS HEALTH IN CONNECTION WITH EXCHANGE OFFER

TEANECK, NJ, January 7, 2003 - Cognizant Technology Solutions Corporation (NASDAQ:CTSH) today entered into a distribution agreement with IMS Health Incorporated (NYSE:RX) in connection with IMS Health's previously announced exchange offer in which IMS Health will be offering to exchange its shares of Class B common stock of Cognizant for shares of outstanding IMS Health common stock. The distribution agreement contains certain agreements and obligations on the part of IMS Health and Cognizant in connection with the exchange offer. Pursuant to the distribution agreement, and following approval by the Cognizant board of directors, IMS Health approved amendments to the certificate of incorporation of Cognizant to become effective following the completion of the exchange offer. Cognizant's board of directors also approved amendments to its by-laws to become effective upon completion of the exchange offer. A description of these amendments can be found in a preliminary information statement filed by Cognizant today with the Securities and Exchange Commission. Cognizant expects to file the distribution agreement later this week in an amendment to its registration statement already on file in connection with the exchange offer.
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IMS Health announced earlier today that it expected to provide details of the exchange offer, including the exchange ratio and minimum tender condition, later this week.


IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER

Investors are urged to read the documents that IMS Health and Cognizant have filed and will file with the SEC in connection with the exchange offer. These documents contain important information about the two companies, the terms and conditions of the exchange offer and the potential effects of the exchange offer on the companies and their stockholders. They can be accessed online at the SEC's website (www.sec.gov), as well as on the IMS Health and Cognizant websites. Copies also are available by request from Cognizant Investor Relations at the phone numbers listed in this press release.

ABOUT COGNIZANT TECHNOLOGY SOLUTIONS

Cognizant is a leading provider of custom information technology design, development, integration and maintenance services. Focused on delivering strategic information technology solutions that address the complex business needs of its clients, Cognizant provides applications management, development, systems integration and business process outsourcing services through its onsite/offshore outsourcing model. Cognizant's more than 6,000 employees are committed to partnerships that sustain long-term, proven value for customers by delivering high-quality, cost-effective solutions through its development centers in India and Ireland, and onsite client teams. Cognizant maintains P-CMM and SEI-CMM Level 5 assessments from an independent third-party assessor and was recently ranked as the top information technology company in Forbes' 200 Best Small Companies in America and in BusinessWeek's Hot Growth Companies.

ABOUT IMS HEALTH

Operating in more than 100 countries, IMS Health is the world's leading provider of information solutions to the pharmaceutical and healthcare industries. With $1.3 billion in 2001 revenue and nearly 50 years of industry experience, IMS Health offers leading-edge business intelligence products and services that are integral to clients' day-to-day operations, including marketing effectiveness solutions for prescription and over-the-counter pharmaceutical products; sales optimization solutions to increase pharmaceutical sales force productivity; and consulting and customized services that turn information into actionable insights.

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THIS PRESS RELEASE INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS. ALTHOUGH IMS
HEALTH AND COGNIZANT BELIEVE THE EXPECTATIONS CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, NO ASSURANCE CAN BE GIVEN THAT SUCH EXPECTATIONS WILL PROVE CORRECT. THIS INFORMATION MAY INVOLVE RISKS AND UNCERTAINTIES THAT COULD

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CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS.
FACTORS WHICH COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES FOR IMS HEALTH INCLUDE, BUT ARE NOT LIMITED TO (I) THE RISKS ASSOCIATED WITH OPERATING ON A GLOBAL BASIS, INCLUDING FLUCTUATIONS FOR IMS HEALTH IN THE VALUE OF FOREIGN CURRENCIES RELATIVE TO THE U.S. DOLLAR, AND THE ABILITY TO SUCCESSFULLY HEDGE SUCH RISKS, (II) TO THE EXTENT IMS HEALTH SEEKS GROWTH THROUGH ACQUISITIONS AND JOINT VENTURES, THE ABILITY TO IDENTIFY, CONSUMMATE AND INTEGRATE ACQUISITIONS AND VENTURES ON SATISFACTORY TERMS, (III) THE ABILITY TO DEVELOP NEW OR ADVANCED TECHNOLOGIES AND SYSTEMS FOR ITS BUSINESSES ON TIME AND ON A COST-EFFECTIVE BASIS, AND THE ABILITY TO IMPLEMENT COST-CONTAINMENT MEASURES, (IV) REGULATORY, LEGISLATIVE AND ENFORCEMENT INITIATIVES, PARTICULARLY IN THE AREAS OF MEDICAL PRIVACY AND TAX, (V) TO THE EXTENT UNFORESEEN CASH NEEDS ARISE, THE ABILITY TO OBTAIN FINANCING ON FAVORABLE TERMS, (VI) DETERIORATION IN ECONOMIC CONDITIONS, PARTICULARLY IN THE PHARMACEUTICAL, HEALTHCARE OR OTHER INDUSTRIES IN WHICH IMS HEALTH'S CUSTOMERS OPERATE, AND (VII) UNCERTAINTIES REGARDING THE SATISFACTION OR WAIVER OF THE CONDITIONS TO THE EXCHANGE OFFER AND THE EFFECTS ON THE EXCHANGE OFFER (AS WELL AS THE EFFECTS ON THE TWO COMPANIES AND ON TENDERING STOCKHOLDERS) OF MARKET CONDITIONS, ECONOMIC CONDITIONS, TAX TREATMENT, REGULATORY AND LEGAL REQUIREMENTS AND THE RESULTS OF NEGOTIATIONS BETWEEN COGNIZANT AND IMS HEALTH. POTENTIAL RISKS AND UNCERTAINTIES THAT COULD CAUSE OR CONTRIBUTE TO DIFFERENCES FOR COGNIZANT INCLUDE, BUT ARE NOT LIMITED TO: (I) THE SIGNIFICANT FLUCTUATIONS OF COGNIZANT'S QUARTERLY OPERATING RESULTS CAUSED BY A VARIETY OF FACTORS, MANY OF WHICH ARE NOT WITHIN COGNIZANT'S CONTROL, INCLUDING
(A) THE NUMBER, TIMING, SCOPE AND CONTRACTUAL TERMS OF APPLICATION DESIGN, DEVELOPMENT AND MAINTENANCE PROJECTS, (B) DELAYS IN THE PERFORMANCE OF PROJECTS,
(C) THE ACCURACY OF ESTIMATES OF COSTS, RESOURCES AND TIME TO COMPLETE PROJECTS,
(D) SEASONAL PATTERNS OF COGNIZANT'S SERVICES REQUIRED BY CUSTOMERS, (E) LEVELS OF MARKET ACCEPTANCE FOR COGNIZANT'S SERVICES, (F) POTENTIAL ADVERSE IMPACTS OF NEW TAX LEGISLATION, AND (G) THE HIRING OF ADDITIONAL STAFF; (II) CHANGES IN COGNIZANT'S BILLING AND EMPLOYEE UTILIZATION RATES; (III) COGNIZANT'S ABILITY TO MANAGE ITS GROWTH EFFECTIVELY, WHICH WILL REQUIRE COGNIZANT (A) TO INCREASE THE NUMBER OF ITS PERSONNEL, PARTICULARLY SKILLED TECHNICAL, MARKETING AND MANAGEMENT PERSONNEL, (B) TO FIND SUITABLE ACQUISITION CANDIDATES TO SUPPORT GEOGRAPHIC EXPANSION, AND (C) TO CONTINUE TO DEVELOP AND IMPROVE ITS OPERATIONAL, FINANCIAL, COMMUNICATIONS AND OTHER INTERNAL SYSTEMS, IN THE UNITED STATES, INDIA AND EUROPE; (IV) COGNIZANT'S LIMITED OPERATING HISTORY WITH UNAFFILIATED CUSTOMERS; (V) COGNIZANT'S RELIANCE ON KEY CUSTOMERS AND LARGE PROJECTS; (VI) THE HIGHLY COMPETITIVE NATURE OF THE MARKETS FOR COGNIZANT'S SERVICES; (VII) COGNIZANT'S ABILITY TO SUCCESSFULLY ADDRESS THE CONTINUING

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CHANGES IN INFORMATION TECHNOLOGY, EVOLVING INDUSTRY STANDARDS AND CHANGING
CUSTOMER OBJECTIVES AND PREFERENCES; (VIII) COGNIZANT'S RELIANCE ON THE CONTINUED SERVICES OF ITS KEY EXECUTIVE OFFICERS AND LEADING TECHNICAL PERSONNEL; (IX) COGNIZANT'S ABILITY TO ATTRACT AND RETAIN A SUFFICIENT NUMBER OF HIGHLY SKILLED EMPLOYEES IN THE FUTURE; (X) COGNIZANT'S ABILITY TO PROTECT ITS INTELLECTUAL PROPERTY RIGHTS; (XI) THE CONCENTRATION OF COGNIZANT'S OPERATIONS IN INDIA AND THE RELATED GEO-POLITICAL RISKS OF LOCAL AND CROSS-BORDER CONFLICTS; (XII) TERRORIST ACTIVITY, THE THREAT OF TERRORIST ACTIVITY, AND RESPONSES TO AND RESULTS OF TERRORIST ACTIVITY AND THREATS, INCLUDING, BUT NOT LIMITED TO, EFFECTS, DOMESTICALLY AND/OR INTERNATIONALLY, ON COGNIZANT, ITS PERSONNEL AND FACILITIES, ITS CUSTOMERS AND SUPPLIERS, FINANCIAL MARKETS AND GENERAL ECONOMIC CONDITIONS; (XIII) THE EFFECTS DOMESTICALLY AND/OR INTERNATIONALLY, ON COGNIZANT, ITS PERSONNEL AND FACILITIES, ITS CUSTOMERS AND SUPPLIERS, FINANCIAL MARKETS AND GENERAL ECONOMIC CONDITIONS ARISING FROM HOSTILITIES INVOLVING THE UNITED STATES IN IRAQ OR ELSEWHERE; (XIV) GENERAL ECONOMIC CONDITIONS; (XV) UNCERTAINTIES AND RISKS DESCRIBED IN COGNIZANT'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE EXCHANGE OFFER REGISTRATION STATEMENT AND (XVI) UNCERTAINTIES REGARDING THE SATISFACTION OR WAIVER OF THE CONDITIONS TO THE EXCHANGE OFFER AND THE EFFECTS ON THE EXCHANGE OFFER (AS WELL AS THE EFFECTS ON THE TWO COMPANIES AND ON TENDERING STOCKHOLDERS) OF MARKET CONDITIONS, ECONOMIC CONDITIONS, TAX TREATMENT, AND REGULATORY AND LEGAL REQUIREMENTS. SUCH FORWARD-LOOKING STATEMENTS INCLUDE RISKS AND UNCERTAINTIES; CONSEQUENTLY, ACTUAL TRANSACTIONS AND RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED THEREBY.

ADDITIONAL INFORMATION ON FACTORS THAT MAY AFFECT THE BUSINESS AND FINANCIAL RESULTS OF THE COMPANIES CAN BE FOUND IN FILINGS OF THE COMPANIES MADE FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.